United States securities and exchange commission logo





                               April 8, 2022

       Haogang Yang
       Chief Executive Officer
       Global Mofy Metaverse Ltd
       No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town Gaobeidian Township, Chaoyang District, Beijing
       People   s Republic of China, 100000

                                                        Re: Global Mofy
Metaverse Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 4,
2022
                                                            CIK No. 0001913749

       Dear Mr. Yang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Cover Page, page 1

   1.                                                   Please disclose
prominently on the prospectus cover page whether the VIE structure is used to provide
investors with exposure to foreign investment in China-based companies where Chinese law
prohibits direct foreign investment in the operating companies.
   2.                                                   Your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to the use of variable interest entities and data security or anti-monopoly
concerns, have or may impact the company   s ability to conduct its
                                                        business, accept
foreign investments, or list on a U.S. or other foreign exchange.
 Haogang Yang
Global Mofy Metaverse Ltd
April 8, 2022
Page 2
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. With respect to your description of how cash is transferred through your organization, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary
Overview, page 2

5. Please clarify the basis for your belief that you are one of the leading digital asset banks in China. If this assertion is based on the size of the bank and/or you have the largest digital asset bank for 3D objects, please clarify and identify the sources for any ranking.
6. Where you refer to the terms "digital asset bank" and "digital assets" please clarify whether you are referring only to 3D objects and items that can be licensed or sold for use in virtual environment or to a broader scope of items.
7. Please identify the PRC resident referenced on page 6 that has not completed the Circular
         37 Registration, specify the number of shares this individual owns, and clarify the impact of failing to complete the registration prior to the close of the IPO.
8. We note your disclosure that the Cayman Islands holding company controls and receives
       the economic benefits of the VIE   s business operations through
contractual agreements
       between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for
FirstName LastNameHaogang Yang
       consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify
Comapany     NameGlobal
       that you             Mofy Metaverse
                  are the primary beneficiaryLtd
                                              of the VIE for accounting
purposes. Please also
April 8,disclose,
         2022 Page if true,
                       2 that the VIE agreements have not been tested in a court of law.
FirstName LastName
 Haogang Yang
FirstName   LastNameHaogang
Global Mofy    Metaverse Ltd Yang
Comapany
April       NameGlobal Mofy Metaverse Ltd
       8, 2022
April 38, 2022 Page 3
Page
FirstName LastName
9. In your summary of risk factors, disclose with more specificity the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Specifically, identify each of the permissions you have obtained, as referenced in the first sentence on page 14. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve the VIE   s
operations, and state
         affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
11. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
12.      Revise the diagram of the company   s corporate structure so that it
is larger and more
         legible. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of
the VIE   s operations
         and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which
the company   s
         operations are conducted. Additionally, revise to more clearly distinguish between the relevant contractual agreements between the entities and direct ownership. Disclose the
 Haogang Yang
Global Mofy Metaverse Ltd
April 8, 2022
Page 4
         uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
Selected Condensed Consolidated Financial Schedules, page 17

13. We note that Global Mofy HK was incorporated on October 21, 2021 as the wholly-
         owned subsidiary of Global Cayman and is currently not engaging in any active business and merely acting as a holding company. We also note that Global Mofy WFOE was incorporated on December 9, 2021 and "In preparation for listing in a stock market of the
         United States of America, the Company underwent a reorganization through entering into
         various contractual arrangements (the    Contractual Arrangements   ),
which, effective from
         January 05, 2022, between Global Mofy WFOE, Global Mofy China and their respective equity holders". Please revise your schedules and roll-forward table to include zeros for
         the Parent   s    Share of income/(loss) from VIE and VIE   s
Subsidiaries    and Parent   s
            Equity in VIE and VIE   s Subsidiaries through VIE agreements
and remove the
         elimination adjustments since Global Mofy China was not a VIE as of September 30,
         2021. The VIE inception date appears to be January 5, 2022. In this respect, the Parent should not show any investment or share of income/(loss) from VIE and
VIE   s
         Subsidiaries until commencement of the contractual arrangements with the VIEs. Please add footnote disclosures to explain why the schedules do not include any Parent
         investment or share of income/(loss) from VIE and VIE   s
Subsidiaries.
14.      We note your presentation of Selected Condensed Consolidated Financial
         Schedules. Please revise your applicable disclosures to    Selected
Condensed
         Consolidating Financial Schedules    instead of    Selected Condensed
Consolidated
         Financial Schedules.
The Offering, page 19

15. On page 20 you refer to your lock-up agreement applying to your officers, directors, and
         5% or more beneficial shareholders. However, on pages 56 and 132 you reference that all of your existing shareholders are subject to the lock-up agreement. Please clarify.
Risk Factors, page 21

16. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China (CAC) over data security, particularly for companies seeking to list on a foreign
FirstName LastNameHaogang Yang
       exchange, please revise your disclosure to explain how this oversight impacts your
Comapany    NameGlobal
       business  and yourMofy    Metaverse
                           offering          Ltd extent you believe that you
are compliant with the
                                     and to what
April 8,regulations
         2022 Pageor 4 policies that have been issued by the CAC to date. FirstName LastName
 Haogang Yang
FirstName   LastNameHaogang
Global Mofy    Metaverse Ltd Yang
Comapany
April       NameGlobal Mofy Metaverse Ltd
       8, 2022
April 58, 2022 Page 5
Page
FirstName LastName
Management's Discussion and Analysis of Our Financial Condition and Results of Operations
Results of Operations
Results of Operations, page 67

17. We note that the digital marketing revenues are recognized over the service period of the purchase order, which is based on specific action (i.e. cost per mile
  CPM    or cost per
         action    CPA   ) for online display. Please tell us your
consideration of disclosing the
         number of clicks or views and the CPM or CPA for each period presented. Price and volume disclosures such as the number of clicks or views and cost per CPM or CPA including an analysis of any trends or uncertainties appears to be important information necessary to understanding your result of operations. We refer you to
Item 5A. of the
         Instructions to Form 20-F and Section III.B of SEC Release 33-8350. Our Products and Services, page 84

18. Provide a more thorough description of who your suppliers are and what they are supplying. Additionally, given that your business is substantially dependent on your collaboration with your suppliers, disclose the material terms of your agreements with your three largest suppliers and file the agreements as exhibits to your registration statement.
19. Clarify to what extent your Virtual Technology Service and Mofy Lab depend on the sales or lease of hardware such as scanners.
20. With respect to your Digital Marketing Services, please clarify how your services are differentiated from other digital marketing providers. For example, clarify if your services focus only on 3D-related or Metaverse-related digital marketing services.
         Further, clarify how your "content planning, technical services and content production assistance" for advertisers differs from your Digital Technology Service, and quantify the portion of your Digital Marketing Services and revenue that derives from advertising placement.
Intellectual Property, page 88

21. On pages 47 and 88 you state that the "main line of business of Global Mofy China will be the digital asset development and others in the future." Describe what is meant by "others in the future." Additionally, clarify whether you consider the 7,000 3D digital assets as intellectual property, and if so, describe the corresponding ownership structure (i.e.
         whether you or if your clients created them through the conversion process of real-world objects). If applicable, clarify whether the digital assets are protected under PRC-based or international intellectual property laws or copyrights.
Foreign Private Issuer Exemption, page 104

22. We note your intention to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which permit you to follow certain corporate governance rules
 Haogang Yang
Global Mofy Metaverse Ltd
April 8, 2022
Page 6
         that conform to the Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules applicable to U.S. companies. Specify each Nasdaq corporate governance requirement applicable to U.S. companies that you will not follow and explain how each differs from the Cayman Islands requirements.
Related Party Transactions, page 107

23. We note the discussion of certain debt agreements that involve personal guarantees by related parties on pages F-23, F-24, and F-27. Revise to include related party disclosure of these agreements, or advise as to why such disclosure is not required.
24. Please advise us whether any of your VIE contractual arrangements have or require corresponding spousal consents of the shareholders of the VIE. Directors, page 112

25. We note that you are not obligated to hold annual general meetings and that your directors are originally appointed for one year until the next annual meeting, if held. Please clarify whether your directors may remain in service without an election for longer than one year, and/or indefinitely if no annual meetings are held. Please clarify in your prospectus summary, page 102, and the risk factors section if it is possible that public investors may be unable to vote for directors if no annual general meetings are ever held.
Consolidated Financial Statements
Note. Summary of Significant Accounting Policies
(i) Revenue Recognition, page F-14

26. Please clarify your disclosures on page 85 that indicate the virtual content production contracts are primarily on a fixed price basis, payable on a milestone basis, which require you to perform services for visual effect design, content development, production and
       integration based on customers    specific needs. In this respect,
describe in greater detail
       how the virtual content production contracts are payable on a milestone basis. Explain
FirstName LastNameHaogang Yang
       why the revenue from virtual content production contracts are recognized as the
Comapany    NameGlobal
       performance        Mofy Metaverse
                     obligation is satisfied Ltd
                                             at a point in time rather than
over time. We refer you
       to paragraphs
April 8, 2022 Page 6  23 through  30  of ASC   606-10-25.
FirstName LastName
 Haogang Yang
FirstName   LastNameHaogang
Global Mofy    Metaverse Ltd Yang
Comapany
April       NameGlobal Mofy Metaverse Ltd
       8, 2022
April 78, 2022 Page 7
Page
FirstName LastName
27. We note from your disclosures on page 85 that you have developed business relationships with a number of brand owners and advertising channels while providing virtual technology services, and you are able to directly contact advertisers to complete the promotion services after you complete the advertisement production, at a competitive pricing. We further note from your disclosures on page 86 that you receive commissions from your customers based on specific action (i.e. cost per mile
CPM   ) for online
         display. Please revise your revenue recognition policy to clarify how you recognize revenues when you directly provide digital marketing services. Please explain whether you control each of these services or goods before they are transferred to your customer. Provide us with your analysis of the principal versus agent considerations. We refer you to ASC 606-10-55-36 through 55-40.
28. You disclose for the contracts that involve the third-party advertising agencies, the
         Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers and therefore, acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. Please explain why you control each of these services or goods before they are transferred to your customer. Provide us with your analysis of the principal versus agent considerations. We refer you to ASC 606-10-55-36 through 55-40.
29. You disclose that the Company enters into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies and the licensing provides customers the
         right to use the Company   s IP as it exists and does not require
ongoing maintenance or
         effort from the Company to assure the usefulness of the license. Please tell us how you considered the guidance in ASC 606-10-55-62.
(m) Research and development expenses, page F-16

30. We note that costs incurred for the internally developed IP of virtual content, scripts and digital assets are expensed when incurred and are included in the research and development expenses. Please tell us how you considered the guidance in ASC 350-40 and ASC 985-20.
General

31. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
32. We note that one or more of your officers or directors are located in China. Please revise the risk factor at the bottom of page 40 address the difficulty of bringing actions against these individuals. Include a cross-reference to and corresponding disclosure in the
         "Enforceability of Civil Liabilities" section on page 59.
 Haogang Yang
Global Mofy Metaverse Ltd
April 8, 2022
Page 8
33. Please revise to include a more comprehensive discussion of the rules adopted by the SEC relating to the Holding Foreign Companies Accountable Act.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 at if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim,
Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at
(202) 551-
7951 with any other questions.



                                                          Sincerely,
FirstName LastNameHaogang Yang
                                                          Division of
Corporation Finance
Comapany NameGlobal Mofy Metaverse Ltd
                                                          Office of Technology
April 8, 2022 Page 8
cc:       Yarona L. Yieh
FirstName LastName